Exhibit 99.64
PRESS RELEASE
Aya Gold & Silver Receives US$8 Million in
Compensation Related to Zgounder Expansion

MONTREAL, Quebec, August 7, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) announces that its subsidiary, Zgounder Millenium Silver Mining (“ZMSM”), has received a payment of approximately US$8 million under bank guarantees issued on behalf of Duro Felguera and its affiliates (“DF”), the engineering, procurement and construction (“EPC”) contractor for the Zgounder Expansion Project.
The payment reflects compensation pursuant to the EPC agreement. Aya’s ability to recover these funds reinforces the strength of its project oversight, risk mitigation, and disciplined approach to contract enforcement.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective Anti-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team has been focused on maximizing shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
Certain information in this news release related to the Corporation is forward-looking information and is prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. The information generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Risks and uncertainties related to the Corporation and its operations are more fully described in Aya’s 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.
Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward‐looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward‐looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward‐looking information. Such forward‐looking information has been provided for the purpose of assisting investors in understanding the Corporation's business, operations and exploration plans and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward‐looking information. Forward‐looking information is given as of the date of this press release, and the Corporation does not undertake to update such forward‐looking information except in accordance with applicable securities laws.